REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Nissan Motor Acceptance Corporation and Subsidiaries:

We have examined Nissan Motor Acceptance Corporation and subsidiaries’ (collectively, the “Company”) compliance with the servicing criteria (the “Servicing Criteria”) set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the Company’s asset-backed securities transactions involving motor vehicle retail installment sale contracts and lease contracts serviced by the Company and included in public securitizations during 2006 and 2007 to date (the “Platform”) described in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria as of and for the year ended March 31, 2007, excluding criteria 1122 (d)(1)(iii), 1122 (d)(1)(iv), 1122 (d)(2)(vi), 1122 (d)(4)(ix) and 1122 (d)(4)(x), which management has determined are not applicable to the activities performed by the Company with respect to the Platform.  Management is responsible for the Company’s compliance with the Servicing Criteria. Our responsibility is to express an opinion on the Company’s compliance with the Servicing Criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable Servicing Criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the Servicing Criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances.  Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each specific asset-backed transaction included in the Platform.  Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated and reported by the Company during the period covered by this report.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with the Servicing Criteria.

Our examination disclosed the following material noncompliance with 1122 (d)(2)(i) applicable to the Company during the year ended March 31, 2007.  The material noncompliance resulted from four payments on pool assets being deposited into the respective custodial bank accounts later than the period specified in the related transaction agreement.

In our opinion, except for the material instance of noncompliance described in the preceding paragraph, the Company complied with the aforementioned applicable Servicing Criteria as of and for the year ended March 31, 2007, for the Platform, in all material respects.

/s/  DELOITTE & TOUCHE LLP

Nashville, Tennessee
June 28, 2007